

Richard Loo

Director of Real Estate Development at Bellwether Housing

Seattle, Washington · 214 connections · See contact info

Bellwether Housing

McGill University

About

Drawing upon my 20 years of housing development, project management and architecture experience, I lead Bellwether's Real Estate Development team. My background as an architect, housing developer, and lender gives me a unique perspective in addressing development and financing challenges. I thrive on the comp ... see more

Experience

Bellwether Housing
5 yrs 8 mos

Director Of Real Estate Development
Apr 2017 – Present · 2 yrs 3 mos
Greater Seattle Area

Senior Housing Developer
Nov 2013 – Apr 2017 · 3 yrs 6 mos
Greater Seattle Area

Private and Public Financing
• Create and control development budget
• Submit public funding applications- State, County and City
• Author and submit grant applications... See more

Vice President and Construction Officer
Umpqua Bank
Apr 2012 – Nov 2013 · 1 yr 8 mos
Seattle, Washington

o Review underwriting criteria for construction loans
o Verify and Confirm developer project costs, operating expenses and income projections
o Verify and confirm project entitlement requirements
o Review consultant and construction contracts... See more

Principal
RE-Development Solutions LLC
Apr 2011 – Apr 2012 · 1 yr 1 mo

Real Estate Development & Project Management Services

Senior Development Manager
Heartland LLC
Apr 2009 – Apr 2011 · 2 yrs 1 mo

The Endeavour Group LLC
Aug 2007 – Apr 2009 · 1 yr 9 mos

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Education

McGill University
B. Arch, Architecture
1987 – 1988

McGill University
B. SC. Arch, Architecture
1984 – 1987

Bachelor of Science Architecture
Bachelor of Architecture

Skills & Endorsements

Mixed-use · 7

Endorsed by **Maria Barrientos, who is highly skilled at this**

Entitlements · 5

Endorsed by **Tejal Pastakia, who is highly skilled at this**

Real Estate Development · 5

Keri Williams and 4 connections have given endorsements for this skill

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